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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                  This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Names Jeff Holden as VP Sales for North America dated April 20, 2004.


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                                                                          ITEM 1



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Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Names Jeff Holden as VP Sales for North America

Tuesday April 20, 8:10 am ET

RA'ANANA, Israel, April 20 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, is pleased to announce the appointment of Jeff Holden as its new Vice President of Sales for North America.

Mr. Holden is a results-driven business executive with a proven track record in sales, marketing, business development, and operations leadership. As a vice president of sales and marketing at Vertel/TCSI, a global software and services company, Mr. Holden revitalized that company's sales, operations, and profits, initiated significant cost cutting measures and achieved a multimillion-dollar increase in sales. Prior to Vertel, Mr. Holden served as Vice President of Marketing and Business Development for a $30 million subsidiary of Fujitsu, delivering substantial revenue growth through the development of strategic alliances and innovative marketing strategies. Previously, Mr. Holden held senior sales and marketing management positions at Oracle and IBM.

"We are delighted to welcome Jeff to MTS," said Mr. Eytan Bar, President and CEO of MTS. "Throughout his impressive career, Jeff has proven himself a change leader -- a man with a keen understanding of market needs that knows how to build sales momentum and successful sales teams. Under his leadership, we are confident that we will be able to achieve the full sales potential of our unique MTS Application Suite for Telecommunications ERP and Customer Care & Billing solutions."

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning, and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ stock exchange (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company:                                  Investor Relations:
     Yossi Brikman                             Rachel Levine
     Corporate COO & CFO                       The Anne McBride Company, Inc.
     MTS - MER Telemanagement Solutions, Ltd.  Tel : 212-983-1702 ext. 207
     Tel: +972-9-762-1733                      E-mail: rlevine@annemcbride.com
     Email: yossi.brikman@mtsint.com








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                             (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: April 21, 2004